November 10, 2016

Securities and Exchange Commission

Division of Corporate Finance

100F Street, N.E.

Washington, D.C. 20549

Via EDGAR

Re: Metro Media Holding Corp.

Withdrawal of Registration Statement on Form S-1

File No. 333-205573

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the ”Securities Act”), Metro Media Holding Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-205573, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on July 9, 2015.

The Company has determined not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Please contact either me or the Company’s attorney, Adam S. Tracy, at (888) 978-9901 or at@ibankattorneys.com if you have any questions. Thank you for your attention to this matter.

Sincerely,

/s/Andy Altahawi

Andy Altahawi

Chief Executive Officer